CLECO HOLDINGS	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED MAR. 31, 2016		FOR THE TWELVE MONTHS ENDED DEC. 31, 2015
Net income	$19,368		$133,669
Income tax expense	12,137		77,704
Undistributed equity loss from investees	—		7
Total fixed charges (from below)	19,930		79,795
Total earnings	$51,435		$291,175
Fixed charges:
Interest	$18,996		$75,535
Amortization of debt expense, premium, net	742		3,342
Portion of rentals representative of an interest factor	129		572
Interest of capitalized lease	63		346
Total fixed charges	$19,930		$79,795
Ratio of earnings to fixed charges	2.58	X	3.65	X